UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer
Advanced Apparel Technologies Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 16, 2019

Physical address of issuer
2150 Chenault Drive, Carrollton, TX 75006

Website of issuer
https://www.marwinsports.com/

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary

008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the discretion of the Issuer

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
April 24, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
10

	Most recent fiscal year-end (December 31, 2021)	Prior fiscal year-end (December 31, 2020)
Total Assets	$1,028,153	$75,201
Cash & Cash Equivalents	$652,570	$72,630
Accounts Receivable	$308,879	$0
Short-term Debt	$84,405	$13,425
Long-term Debt	$1,023,514	$346,120
Revenues/Sales	$1,359,747	$568,302
Cost of Goods Sold	$543,697	$418,888
Taxes Paid	$800	$0
Net Income	$204,578	($107,863)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 23, 2022

FORM C

Up to $1,000,000.00

Advanced Apparel Technologies Inc.



Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Advanced Apparel Technologies Inc., a Delaware corporation doing business as Marwin Sports (the "Company," as well as references to "Marwin Sports," "Marwin," "we," "us" or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities").

Investors in the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE OFFERING AND THE SECURITIES--The Securities". In order to purchase the Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing of the Offering. The Intermediary will also be entitled to receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

	Price to Investors	Service Fees and Commissions [1] [2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,000,000.00	$50,000.00	$950,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The Issuer will receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Issuers filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on their shared or respective websites at https://www.marwinsports.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 23, 2022.

The Issuer has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE ISSUERS WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT TEAM CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUERS RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Issuers will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on their shared or respective websites, no later than 120 days after the end of their fiscal years.

Once posted, the annual report may be found on the Issuers' shared or respective website at https://www.marwinsports.com/.

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Issuers will provide the opportunity to ask questions of and receive answers from their respective management teams concerning the terms and conditions of the Offering, the Issuers or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Issuer contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Advanced Apparel Technologies Inc. (the "Company") is a Delaware corporation, formed on January 16, 2019. The Company is currently also conducting business under the name of dba: Marwin Sports.

The Company is located at 2150 Chenault Drive Carrollton, TX 75006.

The Company's website is https://www.marwinsports.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Marwin Sports is a manufacturer of high-quality, purpose-built performance apparel engineered to include durable water repellency and antimicrobial protection. While the company sells apparel for men and women, Marwin Sports is focused on targeting the motorsports industry and becoming a leading provider of team, corporate, and fanwear apparel. Marwin produces customizable apparel for men and women within four categories: Tops, Bottoms, Outerwear, and Accessories. Businesses can add their chosen logo to any of the clothing listed while personalizing size and color to enhance their corporate brand image. Additionally, Marwin Sports looks into the latest technologies that enhance apparel performance along with technologies to build additional marketing opportunities.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

The Company's Offering

Minimum Amount of Crowd Note being Offered	$25,000 Principal Amount
Total Crowd Notes Outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum Amount of Crowd Notes	$1,000,000 Principal Amount
Total Crowd Notes Outstanding after Offering (if maximum amount reached)	$1,000,000 Principal Amount
Purchase Price per Crowd Note	$1.00
Minimum Investment Amount per Investor	$100.00
Offering Deadline	April 24, 2023
Use of Proceeds	See the description of the use of proceeds on page 30 hereof.
Voting Rights	See the description of the voting rights on page 35 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated on January 16, 2019 and therefore have very little operating history. We have generated minimal revenues from subscription and one-time fee customers and none from other sources, currently has very few revenue generating customers, and are not profitable. Our initial base technology platform has been developed and is operational, however, we intend on continuing to develop additional features, enhancements and service improvements to the platform, as well as intend on developing additional products and services, in order to attract and retain customers by providing additional and improved services, products and features. There is no assurance that we will complete the development of any additional services, features, enhancements or improvements, or any additional products or product lines, or if so, whether same will be completed timely, or in accordance with budget, or that any of the foregoing if completed will operate as desired or obtain any degree of customer acceptance. Accordingly, potential investors have very little actual operating performance and very limited information upon which to evaluate our business and potential for future success. Prospective investors must consider the risks and uncertainties frequently encountered by companies in the start-up stage and early stages of development, particularly those without any significant revenues or an established customer base, and those in new and rapidly changing markets.

In order to address the risks and uncertainties associated with startup, pre-revenue and early stage companies, we must, among other things, successfully continue to develop our software and services, products and technology, and develop or acquire operating systems and technical capacity, attract, hire, retain and motivate qualified personnel, including sales and marketing personnel, build an organizational infrastructure, establish a market for our services and products, establish and grow a customer base, develop and maintain key relationships upon acceptable terms and conditions, including, without limitation, product and service distribution channels and partners, maintain and continue to enhance its technology, systems and processes, and respond rapidly to competition. If we are not successful in addressing these risks and uncertainties, our business, results of operations and financial condition may be materially and adversely affected.

We cannot predict with certainty if or when we will generate sufficient earnings to become profitable. Accordingly, we cannot assure potential investors when, or whether, we will become, or remain, profitable. Our inability to become profitable will have a material adverse effect on our business, operations and financial condition. If profitability is attained, revenues and results of operations could fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. A significant portion of our operating expenses are related to personnel costs, sales and marketing activities, relationship development and general overhead, which cannot be adjusted quickly. Therefore, many of these operating expenses could be considered as relatively fixed in the short term. If we fails to generate revenues at a rate commensurate with anticipated operating expenses, or if operating expenses exceed expectations without corresponding increases in revenues, our results from operations and financial condition will be materially and adversely affected. Further, even if we begin to generate sufficient revenues to become profitable, we may nonetheless decide to re-invest in product development,

technology, sales and marketing activities, expansion into new markets, line of business expansion, or other activities.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development of various new apparel product styles and thus may be better equipped than us to develop and commercialize new trends with variations. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide additional manufacturing capabilities as most facilities are typically set up to do one product category very well and not all apparel styles.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited-service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find

alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of Marwin Sports apparel, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis.
We cannot assure you that the amount of revenue we have achieved over the past few years will continue at the same rate or even continue to grow at all. In the future our revenue may decline because of a variety of factors, including increased competition and the maturation of our business. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance may be adversely affected.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve profitability. We expect to continue to expend substantial financial and other resources on: sales and marketing; expansion in an effort to increase our customer base, engagement, and sales; capital expenditures, including costs related to our facilities, that we will incur to grow our operations and remain competitive; and general administration, including legal and accounting expenses.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results, and financial condition would be harmed.

Our success depends on the experience and skill of our board of directors, its executive officers and key employees.
In particular, we are dependent on Yu Ting Huang (Theresa), our President, as well as In Kyung Hwang (Anna), I-Chi Yeh (Iris), and Matrice McConnell who are Directors of the company. We have or intend to enter into an employment agreement with Yu Ting Huang (Theresa) although there can be no assurance that we will do so or that she will continue to be employed by our Company for a particular period of time. The loss of Yu Ting Huang (Theresa) or any member of the board of directors or executive officers could harm our Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks and copyrights in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees,

consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products infringe their intellectual property rights.
Any dispute or litigation regarding our intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, we do not have any key man life insurance policies on any such people.
We are dependent on Yu Ting Huang (Theresa), In Kyung Hwang (Anna), I-Chi Yeh (Iris), and Matrice McConnell in order to conduct its operations and execute its business plan, however, we have not purchased any insurance policies with respect to that individual in the event of her death or disability. Therefore, if Yu Ting Huang (Theresa), In Kyung Hwang (Anna), I-Chi Yeh (Iris), or Matrice McConnell dies or becomes disabled, we will not receive any compensation to assist with their absence. The loss of such persons could negatively affect us and our operations.

We may implement new lines of business or offer new products within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products, we may invest significant time and resources. Initial timetables for

the introduction and development of new lines of business and/or new products may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products on less advantageous terms to retain or attract customers, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

An intentional or unintentional disruption, failure, misappropriation or corruption of our website could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption and damage to our brand and customer relations. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data. Operational or business delays may result from the disruption of our website and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax

reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including a limited ability to find employees. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment. Even if we are able to raise additional capital in the future, there is no assurance that such amount will be sufficient or will be on favorable terms.

We have not prepared any audited financial statements.

Our independent accountant has reviewed our financial statements; however, our financial statements have not been audited and therefore have not been subject to the more rigorous review required by an audit. Accordingly, there is no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in our Company.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.

We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

The seasonality of our business places increased strain on our operations.

A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our website within a short period of time due to increased holiday demand, we may experience system interruptions that make our website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times and which could adversely affect our results.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.

We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or

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existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Negative public opinion or negative reviews could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion or negative reviews, is inherent in our business. Negative public opinion or negative reviews can result from our actual or alleged conduct in any number of our activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion or negative reviews can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld, conditioned, or delayed in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own approximately 56.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

No public market for the Crowd Notes currently exists, and an active trading market may never develop or be sustained following this Offering.
A public market does not currently exist for the Crowd Notes, and we cannot predict whether an active market for the Crowd Notes will ever develop in the future. In the absence of an active trading market, investors may have substantial difficulty selling their Securities or any securities underlying the Securities, or getting any liquidity for their investment.

The lack of an active market impairs our investors' ability to sell the Crowd Notes at the time they wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of shares of the Crowd Notes. An inactive market may also impair our ability to raise capital to continue to fund operations by selling additional Crowd Notes or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

We have arbitrarily set the sale price of the Crowd Notes in this Offering.
We have arbitrarily set the sale price of the Crowd Notes with reference to the general status of the securities market and other relevant factors. The Offering price for the Crowd Notes should not be considered an indication of the actual value of the Crowd Notes and may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value. We cannot assure you that the Crowd Notes could be resold by you at the Offering price or at any other price.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering ("IPO"). If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised

some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors' confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Marwin Sports is a manufacturer of high-quality, purpose-built performance apparel engineered to include durable water repellency and antimicrobial protection. While the company sells apparel for men and women, Marwin Sports is focused on targeting the motorsports industry and becoming a leading provider of team, corporate, and fanwear apparel. Marwin produces customizable apparel for men and women within four categories: Tops, Bottoms, Outerwear, and Accessories. Businesses can add their chosen logo to any of the clothing listed while personalizing size and color to enhance their corporate brand image. Additionally, Marwin Sports looks into the latest technologies that enhance apparel performance along with technologies to build additional marketing opportunities.

Business Plan

Marwin Sports offers performance apparel for the motorsports industry and is expanding the product line to include athleisure and lifestyle wear. It currently sells its products online through their website (marwinsports.com) and Amazon. It also partners with motorsports teams and sells its products to those organizations.

Almost all their customers are reportedly receiving customized versions of all the above styles in their desired color/design/logos, etc. Furthermore, the company plans to develop an application that ties in motorsports, sponsors, teams, drivers, and fans for an engaged experienced including AR, VR marketing technologies, and more. For their retail launch they are selling in three different market segments, "corporate wear" customer ordering the above motorsport corporate wear styles that they have selected their top 15 sellers across all styles and made popular colorways. These items can be purchased a la carte on their website or Amazon, but they will also offer racing teams, sports organizations, or companies who want to purchase these stock offerings and have their domestic logo partner add their branding to the garments before shipping.

The second market segment would be a "lifestyle" customer that would have products of different styles than corporate wear but in the same categories, like outerwear or pants, but more

elevated fashion styles and that are both men's and women's styles and fits, just as they are doing in corporate wear.

The third market segment would be "fanwear" or merch which we will be listing for all our official partners or professional racing/sports organizations. These will be common merch style items like hats, tees, hoodies, etc.

History of the Business

Marwin Sports was originally founded in Sweden in 1980. In 2019, the Marwin Sports trademark registered with the United States Patent and Trademark Office ("USPTO") transferred from Swedish ownership to Smart Perfect Limited. Wu Yi Xiong (Gordon), 26.2% shareholder and of Advanced Apparel Technologies, Inc., is the Executive Director of Smart Perfect Limited. Yu Ting Huang (Theresa), I-Chi Yeh (Iris), In Kyung Hwang (Anna), and Matrice McConnell helped re-brand Marwin and launched in the USA as a Delaware corporation on January 16, 2019. The Swedish Marwin entity is now defunct.

The Company's Products and/or Services

Product / Service	Description	Current Market
Apparel	Teamwear, Corporate Fanwear, Lifestyle Collection	"Corporate wear", "lifestyle wear", and "fanwear"

Marwin produces men's and women's smart apparel in 4 major apparel categories, tops (tees, polos, button ups, dye sublimated of various fabrics and styles), bottoms (pants and shorts, denim, chino, cargo, dress, and more in various fabrics and styles), outerwear (hoodies, softshells, rain jackets, heavy 3 and 4 in 1 style jackets, etc. in various fabrics and styles), and accessories (headwear and bags are its main focus in this category, but sunglasses, belts and other accessories in the pipeline).

Technology

All Marwin Sports apparel is built with a strong focus on designing purpose built, functional featured apparel with attention to durable and sustainable fabrics to ensure comfort and performance.

The company utilizes Snapguard's fabric protectants and believes this technology is ideal for those who want to keep fabrics and textiles looking new and free from stains. The fabrics are engineered to repel water, oil, and liquid stains. Derived from nanotechnology solutions, the Spaguard protectant was developed to not adversely affect fabric texture or breathability.

The Motorsports App

The company plans to develop an application that ties in motorsports, sponsors, teams, drivers, and fans for an engaged experienced including AR/VR marketing technologies and more.

- Team/Driver/Fan engagement
- Blockchain NFC authentication - Licensed merchandise

- Loyalty and rewards program
- In-app merchandise store
- Promotions
- AR/VR advertisements from corporate sponsorship
- Data capture for teams and sponsors
- Real time game interaction and polling
- Leaderboard
- Video streaming
- Backend/CMS (Content Management System)
- *Future Development: In-app sports betting

Competition

The Company's primary competitors are apparel manufacturers and/or retailers such as Sanmar, Fanatics, Nike, and Adidas.

Customer Base

For their retail launch they are selling in three different market segments, "corporate wear" customer ordering the above motorsport corporate wear styles that they have selected their top 15 sellers across all styles and made popular colorways. These items can be purchased a la carte on their website or Amazon, but they will also offer racing teams, sports organizations or companies who want to purchase these stock offerings and have their domestic logo partner add their branding to the garments before shipping.

The second market segment would be "lifestyle" customer and that would be products of different styles than corporate wear but in the same categories like outerwear or pants, but more elevated fashion styles and that are both men's and women's styles and fits, just as they are doing in corporate wear.

The third market segment would be "fanwear" or merch which we will be listing for all our official partners or professional racing/sports organizations. These will be common merch style items like hats, tees, hoodies, etc.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
88501217	Logo	6122089	2019-08-02	2020-08-11	USA
88561988	Logo	6122614	2019-08-02	2020-08-11	USA
88561970	Logo	6122613	2019-08-02	2020-08-11	USA

88501199	Logo	6122088	2019-07-04	2020-08-11	USA
88561931	Logo	6128164	2019-08-02	2020-08-18	USA
88501222	Logo	6122090	2019-07-04	2020-08-11	USA
88562117	Logo	6122615	2019-08-02	2020-08-11	USA

The above referenced trademarks are held by Smart Perfect Limited. Wu Yi Xiong (Gordon), 26.2% shareholder of Advanced Apparel Technologies, Inc., is the Executive Director of Smart Perfect Limited. Smart Perfect has granted, in perpetuity, Advanced Apparel Technologies the right to use and profit from the use of the Marwin Sports trademarks registered with the USPTO.

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
FCA	Advanced Apparel Technologies dba Marwin Sports	Dodge brand license include SRT, Hemi, Hellcat	December 31, 2024
FCA	Advanced Apparel Technologies dba Marwin Sports	HEMI MOPAR MOPAROFFICIAL	June 30, 2025

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2150 Chenault Drive Carrollton, TX 75006. The Company conducts business in California and Texas, with its California showroom address located at 18837 Brookhurst St., #301, Fountain Valley, CA 92708.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$50,000
Campaign marketing	95.00%	$23,750	10.00%	$100,000
General Marketing	0.00%	$0	10.00%	$100,000
Research and Development	0.00%	$0	1.50%	$15,000
Manufacturing / Inventory	0.00%	$0	30.00%	$300,000
Future Wages	0.00%	$0	30.00%	$300,000
General Working Capital	0.00%	$0	5.00%	$50,000
Product Development	0.00%	$0	8.50%	$85,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,000,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering, and the Intermediary will receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

The Company does have discretion, without further notice, to alter the use of proceeds as set forth above as it determines in its sole discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Yu Ting Huang (Theresa)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Marwin Sports

President, Co-Founder, Director, and Officer, 2019 – Present
- Holds strategic, operational, and administrative management responsibilities
- Design, product development, and manufacturing of smart apparel for sports and corporate clients
- Operational management of marketing campaigns and initiatives in partnership with corporate sponsors
- Source manufacturers and manage the full product development lifecycle and quality assurance processes

Education & Qualifications

The New School, Parsons Division, Degree in Fashion Design

Name

I-Chi Yeh (Iris)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Marwin Sports

Vice President, Director, and Officer, February 2022 – Present
- Oversees internal operations
- Helps build customer relationships
- Helps achieve the company's financial goals

Polymers Packaging, Inc.

Secretary/Controller, 2009 – Present
- Performs administrative tasks, including documenting transaction details in QuickBooks
- Responsible for recording financial transaction details
- Manages database entry and client files

Education & Qualifications

California State Polytechnic University, Pomona – Bachelor of Science, Hotel and Restaurant Management

Name

Matrice McConnell

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Marwin Sports

Treasurer, Co-Founder, Director, and Officer, 2019 – Present
- Involved in general financial oversight
- Helps oversee and presents budgets, accounts and financial statements to sales team
- Forecasts future marketing and event needs

Kindred Healthcare

Speech Language Pathologist, 2018 – Present
- Helps build and manage a diverse caseload in a long-term acute care and rehabilitation setting
- Evaluates levels of speech, language, or swallowing difficulty
- Identifies clients' goals for treatment

Education & Qualifications

University of Southern California, Bachelor of Arts in Biological Sciences/French

California State University, Dominguez Hills, Post-Baccalaureate in Communicative Disorders

California State University, Long Beach, Master of Arts in Speech-Language Pathology

Name

In Kyung Hwang (Anna)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Marwin Sports

Secretary, Director, and Officer, 2019 – Present

- Leads the overall design concept, development, and production of Marwin's women's leisure wear collection for the North American market.
- Works closely with top Marwin clients
- Designs future retail apparel in automotive inspired lifestyle lines

Education & Qualifications

AAS in Production Management, Fashion Institute of Technology

Bachelor of Science in International Trade and Marketing, Fashion Institute of Technology

Central Saint Martins, Executive MBA

Name

Kevin McConnell

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Marwin Sports

Vice President of Sales and Officer, 2019 – Present
- Helps secure corporate and racing partnerships
- Identifies where improvements can be made and develops sales plans and strategies to achieve sales goals
- Monitors market and competitor activity

NanoFlowX

Business Development, 2020 – Present
- Sets goals and develops plans for business and revenue growth
- Plans and implements new target market initiatives
- Pursues leads and moves them through the sales cycle

Education & Qualifications

Bachelor's in Business Management,
California State University, Long Beach

Master's in Sports Management,
California State University, Long Beach

Name

James Leu, 2021 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Marwin Sports

Vice President of Operations and Officer, 2021 – Present
- Establishes and implements the strategic direction of the organization's operations division
- Collaborates with other divisions and departments to carry out the organization's objectives
- Identifies and recommends new processes, technologies, and systems to improve organizational processes

HyperMix
Director, 2019 – Present
- Creates business strategies and proposes implementation methods
- Prepares business plans, budgets and schedules
- Communicates with company executives

Polymers Packaging, Inc.
President, 2018 – Present
- Oversees budgets and financial goals of the company
- Creates, communicates, and implements the organization's vision
- Leads and directs all other officers, managers, and employees

Education & Qualifications

University of California, Riverside, Bachelor's degree in Business Economics

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has ten (10) employees in the U.S.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date
Kevin McConnell	Vice President of Sales	December 2018
Zareef Affarka	Accountant	September 2021
James Leu	Vice President of Operations	August 2021
Yu Ting Huang (Theresa)	President	December 2018
In Kyung Hwang (Anna)	Merchandiser	December 2018
Brian Rock	Business Development	January 2019
Jessman Cheung	Production Coordinator	December 2021
Kun Liu	Marketing Coordinator	January 2022
Maxine Cancios	Web Developer	February 2019
David Seang	Graphic Designer	March 2021

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amounts Authorized	100,000,000
Amount Issued and Outstanding	57,150,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Company issues LLC Membership Interests.
Percentage ownership of the Company by the holders of such Securities (assuming	100%

conversion prior to the Offering if convertible securities).	

The Company has the following debt outstanding:

Type of debt	Shareholder Loan
Name of creditor	Yu Ting Huang (Theresa)
Amount outstanding	$633,513.72
Interest rate and payment schedule	3.25% per annum payable at maturity
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A (please see more below under "Other Material Terms")
Other material terms	The term of the loan is indefinite, and the loan can be repaid at any time, in part or in full. It is expected that the loan will be repaid on or prior to December 31, 2025. The loan is open-ended and Yu Ting Huang (Theresa) and expects to loan the company funds, as required, to operate the Company business.

Type of debt	Shareholder Loan
Name of creditor	Wu Yi-Xiong (Gordon)
Amount outstanding	$250,000.00
Interest rate and payment schedule	3.25% per annum payable at maturity
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A (please see more below under "Other Material Terms")
Other material terms	The term of the loan is indefinite, and the loan can be repaid at any time, in part or in full. It is expected that the loan will be repaid on or prior to December 31, 2025. The loan is open-ended and Wu Yi-Xiong (Gordon) and expects to loan the company

	funds, as required, to operate the Company business.

Type of debt	Shareholder Loan
Name of creditor	James Leu
Amount outstanding	$250,000.00
Interest rate and payment schedule	3.25% per annum payable at maturity
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A (please see more below under "Other Material Terms")
Other material terms	The term of the loan is indefinite, and the loan can be repaid at any time, in part or in full. It is expected that the loan will be repaid on or prior to December 31, 2025.

Ownership of the Company

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Yu Ting Huang (Theresa)	30.3%
Wu Yi-Xiong (Gordon)	26.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We generated revenues of approximately $1,359,747 during the 2021 fiscal year, compared with $568,302 in the same period in 2020. We generate revenue principally from retail and sales of our products. We anticipate that if the maximum amount is raised in this Offering that the funds will allow us to operate and grow until December 2024, if not longer. During that time, we would use some of the proceeds to drive rapid growth with additional marketing spend, invest in product research and development, and more. Our significant challenges have been dealing with

supply chain, foreign exchange, high freight costs that requires additional staffing and equipment to meet demand.

We aim to achieve profitability in the next six months from new corporate partnerships, future Kickstarter campaigns of newly developed products, lifestyle line and having a stock inventory for new customers to immediately purchases versus waiting 3-4 months for their orders.

Liquidity and Capital Resources

The Offering proceeds are essential to our plans for ongoing operations. The Company plans to use the proceeds as set forth above in the "Use of Proceeds" section, which is an indispensable element of our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: revenues from current operations and open-ended shareholder loan agreements with Theresa and Gordon.

In the future, we may utilize additional commercial financings, lines of credit and term loans for general corporate purposes, including acquisitions and investing in our products and services. We may also use our current cash and cash equivalents to pay down our debt, in part or in full. Management plans to fund our operations over the next twelve months through the combination of increased sales and improved operating results.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,000,000.00 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 24, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the

Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. If the Company has received the Minimum Amount by the Offering Deadline, the Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the Crowd Note instrument(s) in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
The Valuation Cap shall be up to $12,500,000 for the aggregate amount of Crowd Notes raised by the Company in this Offering.

- The first $500,000 of Crowd Notes purchased shall have a $10,000,000 Valuation Cap (early bird perk); and

- The next $500,000 of Crowd Notes purchased shall have a $12,500,000 Valuation Cap.

Discount
20%

General
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our Company but receives capital stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our Company and you as an investor.

Events Triggering Conversion of Crowd Notes
If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this Offering, then the specified event upon which the Crowd Notes would convert into capital stock of our Company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our Company upon the earlier of (i) our Company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our Company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing
The Crowd Note defines a "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of Securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one (1) minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity

41

Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our Company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our Company with or into another entity (except a merger or consolidation in which the holders of capital stock of our Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our Company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our Company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our Company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of the Crowd Note

The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company's Officers and Directors entered into a Shareholder Agreement on August 21, 2021 (the "Shareholder Agreement"). The Shareholder Agreement provides that such shareholders shall vote their respective shares for four (4) directors, who shall be: Yu Ting Huang (Theresa), I-Chi Yeh (Iris), In Kyung Hwang (Anna) and Matrice McConnell. Any party to the Shareholder Agreement may not sell, assign or pledge any part, or all of his or her respective interest, without first offering to sell such part of their share interests to the Company and to the other Shareholders. In addition, parties to the Shareholder Agreement are entitled to Rights of First Refusal and Drag Along Rights as well as other customary standard terms and provisions.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Additional Transfer Restrictions
Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

IPO Lock Up
Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days (or such other period as determined by the IPO underwriters) following such IPO.

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE ISSUERS, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE ISSUERS TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten (10%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

As of September 30, 2022, the Company has entered into the following transactions with related persons:

Type of transaction	Shareholder loan
Date of Transaction	January 16, 2019
Total amount of money involved	$633,513.72
Related Party	Yu Ting Huang (Theresa)
Benefit Received by the Related Party	Interest rate – 3.25% per annum
Benefit Received by the Company	Capital
Other material terms	The term of the loan is indefinite, and the loan can be repaid at any time, in part or in full. It is expected that the loan will be repaid on or prior to December 31, 2025

Type of transaction	Shareholder loan
Date of Transaction	September 1, 2021
Total amount of money involved	$250,000
Related Party	James Leu
Benefit Received by the Related Party	Interest rate - 3.25% per annum
Benefit Received by the Company	Capital
Other material terms	The term of the loan is indefinite, and the loan can be repaid at any time, in part or in full. It is expected that the loan will be repaid on or prior to December 31, 2025

Type of transaction	Shareholder loan
Date of Transaction	January 16, 2019
Total amount of money involved	$250,000
Related Party	Wu Yi-Xiong (Gordon)
Benefit Received by the Related Party	Interest rate - 3.25% per annum
Benefit Received by the Company	Capital
Other material terms	The term of the loan is indefinite, and the loan can be repaid at any time, in part or in full. It is expected that the loan will be repaid on or prior to December 31, 2025

Type of transaction	Licensing Agreement
Date of Transaction	January 1, 2020
Related Person/Entity	Rick Fung, CEO of Snapguard Solutions Inc.
Relationship to the Company	Rick Fung is the husband of Yu Ting Huang (Theresa). Yu Ting Huang (Theresa) is the President, Co-Founder, and Director of Advanced Apparel Technologies Inc.
Benefit Received by the Related Party	N/A - Snapguard Solutions Inc. shall not charge Advanced Apparel Technologies Inc. any fee or other compensation for the use of the brand content pursuant to the terms of this agreement
Benefit Received by the Company	Brand content from Snapguard Solutions Inc. which includes the mark "Snapguard Solutions" and the various other intellectual property and materials which together constitute brand image and language by which Snapguard Solutions is known to the public
Other material terms	Snapguard Solutions Inc. grants Advanced Apparel Technologies Inc. a non-exclusive license to use the brand content, including, without limitation, the marks and Snapguard Solution's proprietary management systems in connection with Advanced Apparel Technologies business only. Snapguard Solutions Inc. shall have the right to oversee the use of the brand content by Advanced Apparel Technologies Inc. and the portfolios. Advanced Apparel Technologies Inc. can only use brand content from Snapguard Solutions if given their prior written consent. The agreement is effect until December 31, 2022.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Yu Ting Huang (Theresa)
(Signature)

Yu Ting Huang (Theresa)
(Name)

President and Acting CFO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Yu Ting Huang (Theresa)
(Name)

Director
(Title)

November 23, 2022
(Date)

(Signature)

In Kyung Hwang (Anna)
(Name)

Director
(Title)

November 23, 2022
(Date)

(Signature)

I-Chi Yeh (Iris)
(Name)

Director
(Title)

November 23, 2022
(Date)

(Signature)

Matrice McConnell
(Name)

Director
(Title)

November 23, 2022
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Notes
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT B

Company Summary



Company: Marwin Sports

Market: Apparel

Product: Motorsports inspired apparel line



Company Highlights

- The company has corporate sponsorship agreements with Don Schumacher Racing, FCA Dodge, Formula Drift, John Force Racing, Laguna Seca, and NHRA
- Net sales increased from $568,302 in 2020 to $1,359,747 in 2021
- The company plans to develop an application that ties in motorsports, sponsors, teams, drivers, and fans for an engaged experienced including AR/VR marketing technologies and more
- In 2021 the company generated $204,578 in net income, up from a net loss of $107,863 in 2020

WHY IT'S INTERESTING

The sportswear industry in the United States is expected to reach $95 billion by 2025. The expansion of sportswear can be attributed to more fitness-conscious consumers trying out sportswear and the incorporation of sportswear into one's daily life.[i] Motorsports in particular have seen a great deal of traction, highlighted by the rise of interest in Formula One.[ii] The global market for Motorsports was predicted to be $4.8 billion in 2021, and is expected to expand to $7.8 billion by 2026, with a CAGR of 7.2% between 2021 and 2026.[iii]

Similar to other sports, racing teams have dedicated uniforms for its drivers and technicians. Established as a Delaware Corporation in 2019, Marwin Sports is a brand in the global apparel market that provides apparel and accessories to numerous racing organizations. Marwin Sports is proudly a women-owned, minority small business which took the initiative to bravely enter a mainly male-dominated marketplace providing new and innovative apparel for the Motorsports Industry. The company custom designs its products to meet specific needs of its partners, including material, patterns, and color hue. Marwin Sports is familiar with the requirements of people who spend a lot of time at the racetrack due to ongoing partnerships with racing series and top race teams like IMSA's Champion Corvette Racing and the NHRA Champions John Force Racing. The company believes they have a product for every user, whether they are an employee, volunteer, racing crew member, or spectator.

Marwin Sports is led by a highly experienced team across multiple industries, including apparel, business, and motorsports. The company doubled net sales in 2021 from $568,302 in 2020 to $1,359,747 throughout a global pandemic period. Today, management is seeking strategic investment capital dedicated to increasing its footprint in the market by increasing sales and marketing initiatives, inventory, and ongoing working capital needs to scale and grow the brand. By continuing to develop high-end, exclusive, performance-driven apparel to the motorsports industry while inserting capital contributions to fund scaling opportunities presented in the market, the company hopes to create additional pathways to monetization.



Marwin Sports is a manufacturer of high-quality, purpose-built performance apparel engineered to include durable water repellency and antimicrobial protection. While the company sells apparel for men and women, Marwin Sports is focused on targeting the motorsports industry and becoming a leading provider of team, corporate, and fanwear apparel. Marwin produces customizable apparel for men and women within four categories: Tops, Bottoms, Outerwear, and Accessories. Businesses can add their chosen logo to any of the clothing listed while personalizing size and color to enhance their corporate brand image. Additionally, Marwin Sports looks into the latest technologies that enhance apparel performance along with technologies to build additional marketing opportunities.

Company Pitch Deck

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are inclusive of lower dollar amount perks.

- $250 - Performance polo
- $500 - Performance Pants
- $1,250 - 4-1 all weather jacket
- $2,500 - Development of future product crowdfunding projects
- $10,000 - Yearly network meeting in Indianapolis at one of our team partners' headquarters during a big race weekend with INDYCAR or NHRA

In addition to the above perks, investors that purchase the first 500,000 Crowd Notes, and thereby fund the first $500,000, will receive Crowd Notes with a conversion provision based on a $10 million valuation cap instead of a $12.5 million valuation cap. That means, in connection with equity financing of at least $1,000,000 (a "Qualified Equity Financing"), the company has the option to convert the Crowd Note into shares of non-voting preferred shares ("Conversion Shares") at a price based on the lower of (A) the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $10 million valuation cap (instead of a $12.5 million valuation cap).

COMPANY SUMMARY

Opportunity

Modern luxury athletic clothing trends demand an exceptional level of quality and performance to function at full capacity in fast-paced modern life. High competition and ever-changing consumer tastes and trends extend throughout both the clothing and athletic industries, forcing companies to compete constantly and develop new cutting-edge product lines. In this ultra-competitive space, it can be difficult to differentiate – while providing consumers with a truly unique value offering.

To combat these trends, Marwin Sports, a women owned minority small business builds high-quality purpose-built apparel with leading innovations and designs adding nanocoatings for water repellency and anti-microbial



protection to differentiate from the competition. Utilizing apparel as a marketing tool, Marwin Sports has become a partnered apparel brand in Motorsports and is seeking to become the next premium apparel cult brand.

Product

Marwin produces men's and women's apparel in 4 major apparel categories, tops (tees, polos, button ups, dye sublimated of various fabrics and styles), bottoms (pants and shorts, denim, chino, cargo, dress, and more in various fabrics and styles), outerwear (hoodies, softshells, rain jackets, heavy 3 and 4 in 1 style jackets, etc. in various fabrics and styles), and accessories (headwear and bags are its main focus in this category, but sunglasses, belts, and other accessories are in the pipeline).

Technology

All Marwin Sports apparel is built with a strong focus on designing purpose built, functional featured apparel with attention to durable and sustainable fabrics to ensure comfort and performance.



The company believes Snapguard's fabric protectants are ideal for those who want to keep fabrics and textiles looking new and free from stains. The fabrics are engineered to repel water, oil, and liquid stains. Derived from nanotechnology solutions, the company's protectant was developed to not affect any fabric texture or breathability.






Water Resistance   Breathable   Lightweight   Microbial Resistance



MicroVentures

The Motorsports App

As mentioned above, the company plans to develop an application that ties in motorsports, sponsors, teams, drivers, and fans for an engaged experienced including AR/VR marketing technologies and more.

- Team/Driver/Fan engagement
- Blockchain NFC authentication - Licensed merchandise
- Loyalty and rewards program
- In-app merchandise store
- Promotions
- AR/VR advertisements from corporate sponsorship
- Data capture for teams and sponsors
- Real time game interaction and polling
- Leaderboard
- Video streaming
- Backend/CMS (Content Management System)
- *Future Development: In-app sports betting



Market Segmentation

Target Market: Marwin Sports is headquartered in the United States and caters primarily to customers in the United States region. As the company grows, matures, and captures market share across its target markets, it hopes to expand to target key secondary markets.

Target Channels: Marwin Sports generates revenue through both B2B and B2C sales channels, including their website and Amazon.

Target Wear: Currently, Marwin Sports' primary target customer groups are relatively broad, ranging from corporate wear, lifestyle wear, and fan wear.

- **Corporate Wear:** Customers ordering motorsport corporate wear styles. These items can be purchased a la carte via the customers' website or Amazon account, but they will also offer racing teams, sports organizations, or companies who want to purchase these stock offerings and have their domestic logo partner add their branding to the garments before shipping.
- **Lifestyle Wear:** Products of different styles than corporate wear but in the same categories, like outerwear or pants, with a more elevated fashion style.
- **Fan Wear:** Listing for all of Marwin's official partners or professional racing/sports organizations. These will be common merch style items like hats, tees, hoodies, etc.

Use of Proceeds



The purpose of this financing round is to obtain capital, which will be strategically allocated to crucial core business activities, including essential capital expenses, inventory, salaries, sales and marketing initiatives, and other critical operating expenses.

Key hires within the next 12 months as categorized under future wages include:

- (3) Sales Reps, (2) Merchandisers, (1) Accountant, (1) Warehouse Manager, (1) Customer Service Admin, (1) Marketing Coordinator, (1) Designer and Pattern Maker, (1) Overseas sourcing manager

Below is a breakdown of the company's use of proceeds if the minimum is raised versus whether the maximum is raised:







Use of Proceeds: Maximum Raised - $1M
5%
10%
10%
1%
30%
30%
5%
9%
Intermediary Fees
Campaign Marketing
General Marketing
Research and Development
Manufacturing/Inventory
Future Wages
General Working Capital
Product Development

Product Roadmap

Phase 1 – Ongoing Product Design and Brand Recognition

In phase one of the initial go-to-market campaign, Marwin Sports will heavily emphasize brand awareness strategies to encourage an extensive following behind the brand – in tandem with ongoing supplier acquisition and design efforts (including negotiation of prices and manufacturing terms). The company will introduce new marketing initiatives during this phase, utilizing digital advertising strategies and outbound cold lead generation with key industry stakeholders to build brand recognition and credibility to be leveraged into future sales. Phase one will also encompass an ongoing testing phase with select focus groups with current and future product lines. This testing process will seek to correct functional inefficiencies and gather feedback to improve our designs and other product offerings, along with the overall brand experience. It will be crucial to encourage feedback from our testing phase ad we focus on becoming a globally recognized brand.

Phase 2 – MVP Development (Marwin Sports Application)
Phase two will be largely dedicated to building out the application and undergoing a beta testing phase for release of the application. A select focus group of users within the industry will be chosen to beta test the product. This will allow for feedback on the product's functionality as well as any subjective feedback. Beta testing the product will allow us to revise on the product and fix bugs or any other functional inefficiencies before launching the platform. Focus group users will be asked their opinions on the product so we can receive feedback on different aspects of the platform. Once the product has been revised and functionality is high, we will begin phase two of the initial go-to-market campaigns.



Within phase two, a heavy emphasis on outbound marketing efforts will be in place through management and sales representatives to begin to create initial relations with prospective customers, industry stakeholders, and potential investors. As the product development continues, we will work to secure initial sales with potential customers to beta test the product, ideally facilitating measurable Key Performance Indicators (KPIs) and traction before introducing a mass marketing campaign across other markets.

Phase 3 – Production at Scale and Operational Growth

In phase three of the initial go-to-market strategy, Marwin Sports plans to be consistently dedicated to scaling production, executing new marketing strategies (e.g., pop-up tents), and introducing additional product designs within our product portfolio. Within phase three, we believe an emphasis on outbound marketing efforts will help us secure partnership agreements with key stakeholders and partners who could present favorable business development opportunities within the motorsport market segment.

Phase 4 – Global Expansion

By phase four of the go-to-market strategy, Marwin Sports anticipates having achieved a high level of mass brand awareness within the U.S market, with streamlined production operations and a rising number of customers onboarded yearly. Throughout phase four, Marwin Sports intends to offer a comprehensive array of apparel other products to our customers. Additionally, with the help of outbound marketing efforts in place throughout previous phases, Marwin Sports hopes to have established strategic relationships with key stakeholders to achieve an extensive network of partnership agreements. Throughout phase four, Marwin will work to generate mass brand awareness and highlight the key value proposition to our customers through consistent dedication and commitment to digital ads and other marketing strategies. Ultimately, the company believes these factors will lead to rising revenues and profit margins.

Three Year Objectives

Marwin Sports has identified the following three-year objectives:

- Secure financing via investment opportunities to initiate scaling core production activities, finance initial capital and operating expenses during go-to-market phases, and develop our product portfolio to facilitate new development and expansion across our target markets.
- Complete strategic consultation, planning, and related tasks relative to initial fundraising and business development processes to facilitate crucial product line extensions during go-to-market phases and subsequent periods of business development.
- Develop innovative new product lines – based on key market data and direct customer feedback – to enhance the company's value offering and create additional revenue sources.
- Expand the company's website and social media platforms into comprehensive, cross-channel marketing tools to boost customer attraction and conversion rates, build a social media following, and create higher brand recognition, credibility, and traction.
- Partner with key industry stakeholders – including advisors, investors, and partners – to access target markets beyond the United States, foster heightened levels of collaboration and innovation, reduce internal and external risks, and eliminate operational inefficiencies.
- Scale industry recognition and credibility for the brand through execution of current go-to-market phases, a comprehensive marketing plan, and other objectives to be determined as our business steadily expands and achieves a more significant level of market share.



- Solidify the company's presence as an industry leader in US markets through stable, consistent revenues and profit margins – driven by our innovative products – to enable strong growth, continual reinvestment, and viable future business expansion opportunities.

Business Model

Marwin Sports offers performance apparel for the motorsports industry and is expanding the product line to include athleisure and lifestyle wear. It currently sells its products online through their website (marwinsports.com) and Amazon. It also partners with motorsports teams and sells its products to those organizations.

Almost all their customers are reportedly receiving customized versions of all the above styles in their desired color/design/logos, etc. Furthermore, the company plans to develop an application that ties in motorsports, sponsors, teams, drivers, and fans for an engaged experienced including AR, VR marketing technologies, and more. For their retail launch they are selling in three different market segments, "corporate wear" customer ordering the above motorsport corporate wear styles that they have selected their top 15 sellers across all styles and made popular colorways. These items can be purchased a la carte on their website or Amazon, but they will also offer racing teams, sports organizations, or companies who want to purchase these stock offerings and have their domestic logo partner add their branding to the garments before shipping.

The second market segment would be a "lifestyle" customer that would have products of different styles than corporate wear but in the same categories, like outerwear or pants, but more elevated fashion styles and that are both men's and women's styles and fits, just as they are doing in corporate wear.

The third market segment would be "fanwear" or merch which we will be listing for all our official partners or professional racing/sports organizations. These will be common merch style items like hats, tees, hoodies, etc.

Pricing Strategy

Marwin Sports' high-level pricing strategy is to price its products competitively relative to current market options for customers. The company recognizes that attracting and retaining customers throughout the business lifecycle is essential, and offering value-added solutions attracts customers throughout development and accelerates growth over time. By positioning prices competitively relative to competing offerings – while simultaneously providing superior per-dollar value and customer service experiences – Marwin Sports intends to create an optimal value proposition. Once the Marwin Sports brand has been recognized as an industry leader throughout the US market and established as a premium apparel, our pricing can be adjusted to reflect the intangible product attributes underpinning the Marwin Sports brand.

Marketing Plan

Marwin Sports' current marketing strategy, which includes social media, leverages innovative, customer-oriented sales and marketing initiatives, with buyers' needs fundamentally determining how we promote our products. Subsequently, our current marketing plan strives to add value for customers at every level and thus reduce expenses associated with attracting, converting, and retaining customers. Our marketing plan is therefore essential to our long-term success and includes the following corresponding objectives:



1. Design and develop innovative sales and marketing initiatives – utilizing the latest technologies and marketing tools – to consistently grow customer engagement levels and increase recognition, credibility, and traction in the US market.
2. Emphasize the Marwin Sports brand and our innovative motorsport-oriented product portfolio by investing in digital and conventional advertising (utilizing multiple lead generation strategies), emphasizing social media platforms and other internet-based advertising methods.
3. Execute robust direct sales and marketing strategies to build long-term relationships with current and future customers and key industry stakeholders across the United States and beyond.
4. Foster additional brand recognition and credibility through strategic affiliations with influencers and other key figures and organizations in the industry to bolster brand reputation and build rapport with audiences.
5. Generate significant annual revenue growth and reduce customer acquisition costs via effective inbound and outbound marketing techniques, including partnerships and referrals to incentivize new customers.

Marwin Sports will also seek to acquire and develop new leads through a wide variety of methods, including:

- Targeted Social Media Ads, Targeted Professional Platform Ads, Search Engine Ads, and Cold Lead Generation

Outbound Marketing:

Marwin Sports intends to continually adopt and refine a potent combination of direct and indirect sales methods. With outbound sales and marketing initiatives, we will approach potential customers and partners, presenting strategic opportunities for relationship-building and further business development in key target markets. We believe outbound marketing displays our company's exceptional core value proposition to customers with limited overhead, with cold calling, targeted media buys, and direct emails and messages to effectively highlight our core value proposition. Outbound marketing with key stakeholders helps us build relationships, find new leads, and onboard larger customers.

Inbound Marketing:

Marwin Sports plans to adopt an inbound sales and marketing model to engage with current and potential customers effectively. With inbound marketing, our company's objective is to remain in touch with customers and key stakeholders by building awareness and boosting sales through inbound strategies, including on-site and off-site content marketing. Inbound content drives new visitors to our company website and keeps existing customers engaged with our brand, helping us to maximize customer retention and brand loyalty.

Off-site inbound content will function similarly, with a strong emphasis on well-written, targeted digital content. Instead of publishing it on our site, Marwin Sports will post it on external platforms – preferably industry platforms and influential publications. The advantage of off-site content is gaining visibility with new audiences who may not have otherwise heard of the Marwin Sports brand. We believe this will help us generate additional referral traffic, with our reputation growing as we work our way up to larger, more influential publishers.

Marketing Qualified Leads:



Marwin Sports can distinguish and emphasize key leads, typically referred to as Marketing Qualified Leads (MQLs). MQLs are target customers that have demonstrated an interest in Marwin Sports' products in meaningful ways (outlined below). They are open to the idea of purchase and have taken initial steps to engage but have not made a final decision. The distinction between an ordinary lead and an MQL is that the qualified lead's behavior is comparatively active and engaged. MQL actions include:

- Downloading initial brochures or free whitepaper
- Filling out online gated forms
- Submitting an email address for the Marwin Sports newsletter or mailing list
- Requesting site visits
- Spending a significant amount of time on the Marwin Sports webpage
- Clicking on an ad to find the Marwin Sports webpage
- Contacting the company to request more information

Key strategic focuses (outlined below) help Marwin Sports minimize the cost of acquiring and retaining customers. Customer acquisition and retention are essential Key Performance Indicators (KPIs) that our team will continue to monitor, as the cost associated with retaining existing customers is significantly less than attracting new customers. The nature of our direct sales-oriented business model allows our company to effectively utilize our existing customer base to generate new sales and revenue. Subsequently, ensuring that all steps are taken to raise customer acquisition and retention rates will be accomplished through the following strategies:

1. Customizing Messages and Offers
2. Ensuring Proactive Customer Service
3. Pre-Emptively Soliciting Customer Feedback
4. Utilizing Social Media Networks
5. Ensuring Quick and Efficient Communication
6. Delighting and Engaging Customers

USER TRACTION

Key Partnerships

In January 2021, Marwin Sports joined the National Hot Rod Association (NHRA) as its official apparel provider. Marwin Sports provided uniforms for the NHRA Safety Safari's 2021 season.[iv] The NHRA, the "largest auto racing organization in the world,"[v] is a governing body for drag racing, hosting 24 events across the United States and Canada per year. As the leading event organizers for motorsports, this partnership is a significant milestone in Marwin Sports' growth in recognition.

In March 2020, Marwin Sports became the official apparel provider for the John Force Racing. Marwin Sports will be providing performance apparel for the racers as well as uniforms for the machine shop employees.[vi] John Force Racing has been the winner of NHRA championships for 21 years. John Force, the legendary driver that leads the organization, has the most wins for any driver at 154 wins and holds more all-time records than any driver in NHRA history.[vii] In April 2021, Don Schumacher Racing established a multi-year partnership with Marwin Sports as the team gears up to attend the NHRA 2021 tour. Marwin Sports provided branded performance polos, tees, hoodies, jackets, and pants to the entire Don Schumacher Racing team: drivers, crew members, and front office staff.[viii] The team has established itself as an elite motorsports team when it surpassed the 350 wins



milestone in the 2020 season. In addition, Don Schumacher Racing owns 18 NHRA championships across three categories and fields seven competitive teams in the NHRA Camping World Drag Race Series.[ix]

Marwin Sports is also partnered with many other motorsport teams such as Formula Drift, Risi Ferrari, Ed Carpenter Racing, Corvette Racing, as well as organizations behind racetracks like WeatherTech Raceway Laguna Seca, the track that hosted numerous historic events including the NASA Championships in 2022.[x] In 2021, Marwin Sports secured licensing agreements with Dodge and Mopar brands to produce premium, high quality and performance apparel.








HISTORICAL FINANCIALS

Marwin Sports had a net loss of $107,863 in 2020, although in 2021 the company generated $204,578 in net income. Furthermore, in 2021, the company had $1,359,747 in net sales, up over 139% from $568,302 in net sales generated in 2020. In 2022, the company has had $1,009,596 in net sales through September and $75,450 in net income. Throughout the first nine months of 2022, Marwin Sports was burning approximately $27,000 of cash per month and ended September 2022 with approximately $425,000 of cash on hand.



Net Sales

	2020	2021	2022 (Through September)
	$568,302	$1,359,747	$1,009,596

Net Income (Loss)

Marwin Sports had total operating expenses totaling greater than $658,000 in 2021, up from $278,000 in 2020. In 2022, the company has had over $563,000 in total operating expenses through September. A chart of total expenses from January 2020 through September 2022 is found below:


Total Operating Expenses
$120,000.00
$100,000.00
$80,000.00
$60,000.00
$40,000.00
$20,000.00
$0.00
Jan-20
Mar-20
May-20
Jul-20
Sept-20
Nov-20
Jan-21
Mar-21
May-21
Jul-21
Sep-21
Nov-21
Jan-22
Mar-22
May-22
Jul-22
Sep-22

A breakdown for 2020 and 2021 operating expenses are as follows:


2020 - Operating Expenses
15%
5%
9%
2%
3%
4%
9%
53%
Advertising
Outside Services
Payroll Expenses
Payroll Taxes
Rent
Professional Fees
Security


2021 - Operating Expenses
18%
38%
3%
6%
3%
3%
21%
8%
Advertising
Outside Services
Payroll Expenses
Payroll Taxes
Rent
Professional Fees
Security

INDUSTRY AND MARKET ANALYSIS

The sportswear industry in the United States is expected to reach $95 billion by 2025. The expansion of sportswear can be attributed to more fitness-conscious consumers trying out sportswear and the incorporation of sportswear into one's daily life.[xi] Globally, this figure is expected to reach a value of up to $480 billion by 2025, showing an astounding compound annual growth rate (CAGR) of 10.4% during the forecast period. Increasing awareness about leading a healthy lifestyle and the health benefits of fitness activities are expected to drive the market, as well as increasing popularity of sports events around the world. Motorsports have seen a great deal of traction, highlighted by the rise of interest in Formula One.[xii] The global market for Motorsports was predicted to



be $4.8 billion in 2021, and is expected to expand to $7.8 billion by 2026, with a CAGR of 7.2% between 2021 and 2026.[xiii]

Similar to other sports, racing teams have dedicated uniforms for its drivers, team members, and corporate sponsors. Apparel and fashion have played a pivotal role in the success of the motorsport industry. For example, fashion and Formula 1 (the highest class of international racing) have found an influence in working together for decades. Not only do clothing and sportswear brands play an influence in appearance and overall brand exposure for the sport, but the brands also play a role in performance. Teams rely on companies to provide apparel for their team that is functional, stylish, and performance driven. Ultimately, the market is vast, combining the thriving popularity of motorsports with sportswear-based apparel, one of the fastest growing segments within the apparel industry.

Venture Capital Financings

Marwin Sports competes in the broader apparel and accessory market. Venture capital invested and deal count information into apparel and accessory industry from 2011-2021 include:[xiv]

- The apparel and accessory market had $7.53 billion invested in 2021, up from $3.58 billion invested in 2020
- The apparel and accessory market had 861 deals in 2021, up from 806 deals in 2020



Capital Invested and Deal Count in Apparel and Accessory Companies, 2011-2021

Source: PitchBook Data, Inc.

COMPETITORS



SanMar: SanMar, founded in 1965, is a supplier of wholesale imprintable clothing and accessories based in Issaquah, Washington. The company makes and sells t-shirts, polos, tank tops, fleece, and jackets. SanMar has been family owned since 1971 and is reportedly the supplier of over 20 retail and private brands including Port Authority. Additionally, the company is the exclusive distributor of Nike Golf, Eddie Bauer, OGIO, and New Era.[xv]





Fanatics: Founded in 1995, Fanatics is an online retailer of licensed sportswear, sports equipment, and merchandise based in Jacksonville, Florida. In March 2022, the company reportedly closed a $1.5 billion round at a $27 billion valuation. This new round of financing surpasses the $18 billion valuation earned during the company's previous raise in August 2021. In total Fanatics has raised $4.2 billion in funding. Additionally, the company reported that the NFL contributed $320 million to its most recent round making them the biggest backer. Fanatics had other notable sports affiliated organizations involved in this round including Major League Baseball (MLB) and its owners, the Major League Baseball Players Association (MLBPA), the NFL Players Association (NFLPA), the National Hockey League (NHL), Brooklyn Nets owner Joe Tsai via his fund Blue Pool Capital, and the Qatar Investment Authority. The company generated $2.2 billion in revenue in 2017 and is projected to reach $5 billion in revenue for 2022.[xvi]



Nike (NYSE: NKE): Founded in 1964, Nike is a multinational athletics corporation based in Beaverton, Oregon. The company is engaged in the design, development, manufacturing, and marketing and sales of apparel, footwear, equipment, and services. NIKE, Inc. includes the Nike, Converse, and Jordan brands.[xvii] Nike Q3 2022 revenues were $10.9 billion, up five percent compared to the prior year. Additionally, Nike's gross margin increased 100 basis points to 46.6 percent.[xviii]



Adidas (OTCMKTS: ADDYY): Adidas is a German manufacturer of athletic shoes, apparel, and sporting goods founded in 1949. In Q1 2022, Adidas experienced double-digit sales growth in all Western markets including North America, Europe the Middle East and Africa (EMEA), and Latin America.[xix]

EXECUTIVE TEAM



Yu Ting Huang (Theresa), President, Co-Founder, Director, and Officer: Theresa Huang is the president and majority shareholder for Marwin Sports. She was at the center of putting together this dream team of ladies after working many years in the fashion design world with brands like Forever 21. She saw firsthand the strain to the environment and supply chain that fast fashion causes, which led to an eagerness to start something new that was more honest, to herself and those around her. With design, patterning, and sourcing abilities and experience, in 2019, the first men's and women's line of corporate apparel was born. She knew the motorsports industry was dominated by men but noticed many of the decision makers on the apparel side would be women, so designing complimentary products together was crucial.





I-Chi Yeh (Iris), Vice President, Director, and Officer: Iris Yeh has a diverse background in design, sourcing, and manufacturing, as well as many other roles like accounting and inventory management. She worked many years in the golf industry, specifically with the premium golf bag and accessories category. Now with AAT, Yeh is bringing her passion for the environment as well as charitable causes to the table. She is helping Marwin Sports find new and innovative ways to do apparel differently and this starts at the fabric level all the way to the manufacturing and delivery.



Matrice McConnell, Treasurer, Co-Founder, Director, and Officer: Matrice McConnell was a big part of AAT entering the motorsport market at the start. She worked for over 6 racing seasons with the Grand Prix Association of Long Beach helping with the corporate sales and hospitality team in preparation and during race weekend. She understood the value of corporations in motorsports and met her husband Kevin in 2011 (Marwin employee #1) while working in motorsports together. When she is not busy helping in overall Marwin budgeting and strategy, McConnell is a licensed speech and language pathologist in the hospital setting.



In Kyung Hwang (Anna), Secretary, Director, and Officer: Anna Hwang is an integral part of AAT as she connected the Swedish brand Marwin Sports with Theresa, Iris, and Matrice to re-brand and launch this endeavor together in the motorsport industry. Her background, like Theresa, is in fashion design with experience in designing from pattern to 3D rendering before going to production. She worked closely the past 3 years for all development in men's and women's corporate wear, while also designing future retail apparel in our automotive inspired lifestyle lines. She has worked closely with all our top clients including John Force Racing and NHRA.



Kevin McConnell, Vice President of Sales and Officer: Kevin McConnell is the initial employee of Marwin Sports. He was strategically targeted by the Advanced Apparel Technologies (AAT) ownership team, who was determined to build a sports apparel and fashion brand in and around the car culture and motorsports industry. McConnell was a dual graduate of California State University, Long Beach, earning his Bachelor's degree in Business Management in 2008 and subsequently his Sports Management Master's degree in 2011. His professional sports experience includes a stint with the Los Angeles Lakers and Sparks of the NBA and WNBA, moving up the player operations ranks to assistant GM with the Sparks during the 2011 and 2012 seasons. Switching gears, he made the initial move to professional motorsport in 2012, working as North American General Manager for the French motorsport safety gear manufacturer, Stand 21. He has kept his pedal to the metal to continue securing corporate and racing partnerships with no slowing down in sight. Kevin's experience and network in motorsport for 11 years helped pitch and secure many of the initial corporate and motorsport partnerships.





James Leu, Vice President of Operations and Officer: James Leu joined Marwin Sports in 2021. He was always interested in motorsports and is a guy who avidly tracks sports cars at various tracks on a regular basis. Leu was a graduate from the University of California, Riverside earning his Bachelor's degree in Business Economics in 1999. In 2008, he became VP of a packaging company that provided OEM products for Subway, Wendy's, Cheesecake Factory, Islands, and various high-end retail and restaurant outlets. He helped set up SAP software system and streamlined the manufacturing process. Leu provided guidance in helping various manufacturing facilities with their audits to obtain American Institute of Baking and Cook & Thurber GMPs and social responsibility guidelines. He also negotiated logistic dealings on various freight contracts and help setup to reduce waste and plastic recycling initiatives with various companies. In 2018, he became President at the packaging company where he is still currently working. In 2019, he was brought on as a Director of HyperMix, he helped designed the HyperMix Composite Facility which won Japan's Best 100, Good Design Award.[xx] With his business background and a passion for motorsports, he wanted to help Marwin grow.

PAST FINANCING

As of July 2021, Marwin Sports raised over $21,000 on Kickstarter for its NST 2.0 Face Mask.[xxi]

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $5,000 Max: $1,000,000
Discount Rate: 20%
Valuation Cap: $10 million or $12.5 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred shares ("Conversion Shares") at a price based on the lower of (A) a 20% discount to the price per share for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share paid on a $10 million or $12.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the



offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.



i https://www.statista.com/statistics/613169/size-of-the-global-sportswear-market/

ii https://frontofficesports.com/newsletter/the-unstoppable-rise-of-formula-1/

iii https://www.marketdataforecast.com/market-reports/motorsports-market

iv https://www.nhra.com/news/2021/marwin-sports-joins-nhra-official-apparel-provider

v https://www.nhra.com/about-nhra

vi https://www.johnforceracing.com/marwin-sports-usa-partners-with-john-force-racing-in-multi-year-deal/

vii https://www.johnforceracing.com/john-force/

viii https://www.shoeracing.com/news/marwin-sports-joins-dsr-as-official-apparel-partner-in-multi-year-agreement

ix https://www.shoeracing.com/about

x https://nasaspeed.news/race-coverage/championships/2022-nasa-championships-headed-to-weathertech-raceway-laguna-seca/

xi https://www.statista.com/statistics/613169/size-of-the-global-sportswear-market/

xii https://frontofficesports.com/newsletter/the-unstoppable-rise-of-formula-1/

xiii https://www.marketdataforecast.com/market-reports/motorsports-market

xiv PitchBook Data, Inc.; Downloaded on March 29, 2022

xv https://www.linkedin.com/company/sanmar/about/

xvi https://techcrunch.com/2022/04/06/fanatics-raises-1-5b-at-a-27b-valuation-as-it-evolves-into-a-digital-sports-platform/

xvii https://about.nike.com/

xviii https://s1.q4cdn.com/806093406/files/doc_financials/2022/q3/FY22-Q3-Combined-NIKE-Press-Release-Schedules-FINAL.pdf

xix https://www.adidas-group.com/en/media/news-archive/press-releases/2022/adidas-grows-double-digit-in-western-markets-in-q1/

xx http://www.g-mark.org/award/describe/49424?locale=en

xxi https://www.kickstarter.com/projects/marwinsports/nst-20-face-mask

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Advanced Apparel Technologies Inc.
2150 Chenault Drive
Carrollton, Texas 75006

Ladies and Gentlemen:

The undersigned understands that Advanced Apparel Technologies Inc., a corporation organized under the laws of Delaware (the "Company"), is offering up to $1,000,000 in principal amount of Crowd Notes (the "Securities") in a Regulation CF Offering (the "Offering"). This Offering is made pursuant to the Form C, dated November 23, 2022 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on April 24, 2023, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**
   i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder,

and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i.   The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.**
The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.**
The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	2150 Chenault Drive, Carrollton, Texas 75006 E-mail: theresa@marwinsports.com Attention: Yu Ting Huang (Theresa)
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity

By_____
Name:
Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Advanced Apparel Technologies Inc.
By_____
Name: Yu Ting Huang (Theresa)
Title: President

EXHIBIT D

Crowd Notes

Advanced Apparel Technologies Inc.

CROWD NOTE

FOR VALUE RECEIVED, Advanced Apparel Technologies Inc., a Delaware corporation (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $10 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is April 24, 2023.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting

power of the capital stock of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $1,000,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would

be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

     i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

     ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

     i. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

     ii. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

     i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however,</u> that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

     i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

          A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

          B. Obtaining the Corporate Transaction Payment.

     ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. Subject to the Company obtaining Required Approvals, the Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim,

arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

    a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

    b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account and not with a view to, or for resale in connection with, any distribution of this Crowd Note or any underlying securities.

    c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

    d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

    e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

    f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

    g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

    a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

    b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of capital stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as

required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Advanced Apparel Technologies Inc.

CROWD NOTE

FOR VALUE RECEIVED, Advanced Apparel Technologies Inc., a Delaware corporation (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $12.5 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is April 24, 2023.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting

power of the capital stock of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $1,000,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would

be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however,</u> that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. Subject to the Company obtaining Required Approvals, the Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim,

arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account and not with a view to, or for resale in connection with, any distribution of this Crowd Note or any underlying securities.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of capital stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as

required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck





MARWIN SPORTS

BUILT FOR ADVERSITY

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Marwin Sports: Fast Facts

Marwin Sports is a manufacturer of high-quality, purpose-built performance apparel engineered to add durable water repellency and antimicrobial protection. While the company sells apparel for men and women, Marwin Sports is focused on targeting the motorsports industry and becoming a leading provider of team, corporate, and fanwear apparel. Utilizing apparel as a marketing tool, Marwin Sports has become a partnered apparel brand in Motorsports and is seeking to become the next premium apparel cult brand.



Key Highlights:

- Minority Women-Owned Small Business
- Designs with unique purpose built features and adding latest nanocoating technologies for highest performance
- Full service Apparel/Accessories provider, Reseller and Marketing Service
- Founded in 2019



2021
$1.36M in
Net Sales



Industry
Marketing , Apparel and E-commerce



Target Customer
B2B and B2C

Meet the Team

Our team members have a diverse background with deep networks in apparel design, sourcing, corporate USA, and motorsports



Theresa

President
Majority Equity Owner



Anna

Secretary
Equity Owner



Mandy

Production Manager
Equity Owner



Matrice

Treasurer
Equity Owner



Iris

Vice President
Equity Owner



Brian

Business
Development
Equity Owner



Kevin

VP of Sales
Employee

 We've taken our connections and experiences to build a technology driven premium smart apparel company.

 Utilizing apparel to develop innovative engagement with ambassadors, sponsors, corporations, and sports associations

One Unbelievable Solution

Marwin Sports offers a one-stop shop for high quality, functional apparel/accessories and innovative marketing opportunities


Our Products and Marketing Opportunities Feature:
Anti-Microbial Protection
Eco-Friendly Fabrics
Brand Building Collaboration through Partnerships
Marketing and Revenue Sharing with Multiple Sales Channels (Amazon)
Customized Branding (embroidery, print, etc.)
Developing Mobile App/In-App Store and Advertising/NFC Authentication
Custom Colors and Styles
Innovative Designs and Features
NFC

Market Opportunity

United States sportswear industry projected to reach



$95 billion by 2025[1]

1) https://www.statista.com/statistics/613169/size-of-the-global-sportswear-market/

Innovation

Marwin Sports is a manufacturer of high-quality, purpose-built performance apparel engineered to add durable water repellency and antimicrobial protection.



Removable Puffer Arms

Hidden Zipper Pockets

Water Wicking & Anti Microbial Coating

Light Weight Puffer Fabric For Any Condition



Modern, Secure Fit

Water Wicking & Anti Microbial

Large Utility Pockets, Extra Storage With Zipper Pull

Hook Strap Feature

Extra Storage Pouch Pocket

Performance Fabric With Casual Look

Mobile App



APP

STAY
CONNECTED
TO
MOTORSPORTS
AT ANY
TIME

Marwin Sports plans to develop a centralized motorsports mobile application:

- Team/Driver/Fan engagement
- Blockchain NFC authentication - Licensed merchandise
- Loyalty and rewards program
- In-app merchandise store
- Promotions
- AR/VR advertisements from corporate sponsorship
- Data capture for teams and sponsors
- Real time game interaction and polling
- Leaderboard
- Video streaming
- Backend/CMS (Content Management System)
- *Future Development: In-app sports betting

Marwin Sports Sales Channels

01

Clients / Partnerships – Motorsports Teamwear, Corporate sponsors

02

E-commerce/Website –customization portal

03

Amazon –Marwin, Team Fanwear, Licensed Merchandise



Clients/ Partnerships













John Force RACING

Risi Competizione
RACING WITH FERRARI

CORVETTE RACING

FORMULA DRIFT

CHAMPIONSHIP NHRA DRAG RACING

DSR CORPORATION
DON SCHUMACHER RACING

Use of **Funds**

Use of Proceeds: Maximum Raised - $1M



- Intermediary Fees
- Research and Development
- General Working Capital
- Campaign Marketing
- Manufacturing/Inventory
- Product Development
- General Marketing
- Future Wages

Use of Proceeds: Minimum Raised - $25k



- Intermediary Fees
- Campaign Marketing

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

Hi, my name is Theresa Huang, I'm the president and the co-founder for Advanced Apparel Technologies. We've partnered with Marwin Sports to offer high-quality, innovative, functional motorsports-inspired apparel line.

That's why we're raising funds on MicroVentures because we know that the success we've had in this competitive industry can be replicated in other sporting and corporate sectors.

My name is Anna, and I am the co-founder and designer of Advanced Apparel Technologies.

By developing factory-direct partnerships and developing a motorsports lifestyle retail brand, we realized that we could appeal to a much broader audience, both male and especially female, with most of our ownership consisting of diverse female entrepreneurs.

We could then leverage advanced technologies like exclusive nontoxic nanocoating to create new fan engagement by connecting them with their favorite teams and drivers.

We want to research and develop a way to merge technology with clothing so that customers or clients have a seamless experience with our platform.

My name is Matrice McConnell, and I am the treasurer with Advanced Apparel Technologies.

Utilizing apparel as a marketing tool, at Marwin Sports our focus is to deliver high-quality purpose-built apparel with leading innovations and designs adding nanocoatings for water repellency and anti-microbial protection to differentiate from our competitors.

We are now the one-stop-shop that offers, high-quality products, marketing capabilities, to keep articles of clothing fresh and functional for extended periods of time.

Hi, I'm Iris and I am VP of Marwin Sports. We are looking for capital to expand our direct-to-consumer brand, build inventory, and marketing, specifically on social media and e-commerce channels. Our plan is to streamline our business by utilizing third party experts, growing our team, and internal infrastructure.

Our company has scaled quickly in just over 2 years ago and we are excited for you to join us in our mission to elevate the clothing industry.

We invite you to review the investor opportunities on our campaign page and look forward to your joining our team.